FRONTIER COMMUNICATIONS CORPORATION
401 Merritt 7
Norwalk, CT 06851

April 23, 2021

Via EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Jan Woo

Re:	Frontier Communications Corporation Application for Qualification of Indenture on Form T-3 With Respect to Senior Secured Notes due 2029 File No. 022-29091

Ladies and Gentlemen:

Pursuant to Section 307 of the Trust Indenture Act of 1939, as amended, and the rules promulgated thereunder, Frontier Communications Corporation (the “Company”) hereby respectfully requests that the effectiveness of the Application for Qualification of Indenture on Form T-3 originally filed on February 3, 2021 (File No. 022-29091) (as amended by the filing on April 6, 2021, the “Form T-3”) be accelerated to become effective on April 27, 2021 at 9:00 a.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tim Cruickshank, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4794, as soon as the Form T-3 has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

FRONTIER COMMUNICATIONS CORPORATION

By:	/s/ Mark D. Nielsen
Name:	Mark D. Nielsen
Title:	Executive Vice President, Chief Legal Officer and Chief Transaction Officer